

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2022

Bethany M. Owen
Chair, President and Chief Executive Officer
ALLETE, Inc.
30 West Superior Street
Duluth, MN 55802

      Re: ALLETE, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 16, 2022
          File No. 001-03548

Dear Bethany M. Owen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Energy & Transportation